Exhibit 99.87

CONSENT of QUALIFIED PERSON

Shane Tad Crowie, P. Eng.

JDS Energy & Mining Inc.

900 - 999 W Hastings Street

Vancouver, British Columbia, V6C 1M3

I, Shane Tad Crowie, P. Eng., consent to the use of my name and of the technical reports titled (i) “NI 43-101 Technical Report on the Advanced Project, Bolivar Mining Operations, Atequera, Bolivia,” (ii) “NI 43-101 Technical Report on the Advanced Project, Caballo Blanco Mining Operations, near Potosi, Bolivia,” (iii) “NI 43-101 Technical Report on the Advanced Project, Porco Mining Operations, Antonio Quijarro Province, Bolivia” and (iv) “NI 43-101 Technical Report, Soracaya Project, Potosi, Bolivia,” each with an effective date of January 1, 2024, in the Registration Statement on Form 40-F of Santacruz Silver Mining Ltd. being filed with the U.S. Securities and Exchange Commission.

Dated this January 12, 2026.

“Shane Tad Crowie”
Shane Tad Crowie, P. Eng.